Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2023, or our 2023 Annual Report, and our audited consolidated financial statements and the related notes to our 2023 Annual Report, as well as our unaudited condensed consolidated financial statements for the nine months ended September 30, 2023 and 2024 and the related notes included in our current report on Form 6-K furnished with the SEC on March 13, 2025.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the years indicated both in absolute amount. This information should be read together with our consolidated financial statements and related notes included elsewhere in this offering memorandum. The results of operations in any period are not necessarily indicative of the results you may expect for future periods.

	For the Years Ended December 31,		For the Nine Months Ended September 30,
	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Consolidated Statements of Operations Data:
Net revenues	7,065,232	7,412,930	5,514,450	6,012,680	856,800
Cost of revenues	(5,706,976)	(6,120,445)	(4,512,843)	(4,685,381)	(667,661)
Gross profit	1,358,256	1,292,485	1,001,607	1,327,299	189,139
Operating (expenses) income:
Operating income	60,013	106,273	73,980	15,716	2,240
Sales and marketing expenses	(311,917)	(266,207)	(192,921)	(190,668)	(27,170)
Research and development expenses	(306,842)	(322,220)	(241,549)	(190,514)	(27,148)
General and administrative expenses	(642,945)	(541,850)	(393,395)	(466,076)	(66,415)
Allowance for doubtful debt	(35,409)	(368,505)	(7,034)	(63,309)	(9,021)
Impairment of long-lived assets	—	(506,686)	—	—	—
Impairment of goodwill	—	(1,364,191)	—	—	—
Total operating expenses	(1,237,100)	(3,263,386)	(760,919)	(894,851)	(127,514)
Operating profit (loss)	121,156	(1,970,901)	240,688	432,448	61,625
Interest income	31,574	41,802	28,606	21,796	3,106
Interest expense	(273,305)	(312,172)	(233,295)	(323,850)	(46,148)
Other income	17,328	27,344	22,892	50,873	7,249
Other expenses	(26,599)	(16,086)	(14,887)	(17,105)	(2,437)
Changes in the fair value of financial liablities	22,626	(165,930)	21,718	(2,537)	(362)
Impairment of long-term investment	—	(11,166)	(11,115)	—	—
Gain on debt extinguishment	—	—	—	246,175	35,080
Foreign exchange loss, net	(523,235)	(78,965)	(168,391)	(17,915)	(2,553)
(Loss) income before income taxes and gain from equity method investments	(630,455)	(2,486,074)	(113,784)	389,885	55,560
Income tax expenses	(133,464)	(114,374)	(63,748)	(151,682)	(21,615)
Gain from equity method investments	1,925	3,279	3,651	6,770	965
Net (loss) income	(761,994)	(2,597,169)	(173,881)	244,973	34,910
Net income attributable to noncontrolling interest	(13,958)	(46,667)	(27,167)	(50,677)	(7,221)
Net (loss) income attributable to VNET Group, Inc.	(775,952)	(2,643,836)	(201,048)	194,296	27,689
(Loss) earning per share:
Basic	(0.87)	(2.93)	(0.23)	0.11	0.02
Diluted	(0.87)	(2.93)	(0.24)	(0.02)	(0.00)
Shares used in (loss) earning per share computation
Basic	886,817,620	901,143,138	888,724,901	1,588,659,647	1,588,659,647
Diluted	886,817,620	901,143,138	899,884,241	1,730,216,309	1,730,216,309

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted cash gross profit as gross profit excluding depreciation and amortization, and share-based compensation expenses. We define adjusted cash gross margin as adjusted cash gross profit divided by net revenue. We define adjusted operating expenses as operating expenses excluding share-based compensation expenses, compensation for post combination employment in an acquisition, allowance of loan receivables, impairment of long-lived assets and impairment of goodwill. We define adjusted EBITDA as operation profit (loss) excluding depreciation and amortization, share-based compensation expenses, compensation for post combination employment in an acquisition, allowance of loan receivables, impairment of long-lived assets and impairment of goodwill. We define adjusted EBITDA margin as adjusted EBITDA divided by net revenue.

The non-GAAP financial measure disclosed by us should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. You should carefully evaluate the financial results we have reported in accordance with U.S. GAAP and our reconciliation of GAAP to non-GAAP results. The non-GAAP financial measure used by us may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

We believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting share-based compensation expenses, compensation for postcombination employment in an acquisition, allowance of loan receivables, impairment of long-lived assets and impairment of goodwill). We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•	they do not reflect income taxes or the cash requirements for any tax payments;
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA do not reflect any cash forward looking requirements for such replacements;

•

while share-based compensation is a component of cost of revenues and operating expenses, the impact to our financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares; and

•

other companies may calculate adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin differently than we do, limiting the usefulness of these non-GAAP measures as comparative measures.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin only as supplemental measures. Our adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin are calculated as follows for the years presented:

	For the Years Ended December 31,		For the Nine Months Ended September 30,
	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Gross profit	1,358,256	1,292,485	1,001,607	1,327,299	189,139
Plus: depreciation and amortization	1,487,438	1,684,842	1,233,983	1,085,984	154,751
Plus: share-based compensation expenses	563	—	—	234	33
Adjusted cash gross profit	2,846,257	2,977,327	2,235,590	2,413,517	343,923
Adjusted cash gross margin	40.3%	40.2%	40.5%	40.1%	40.1%
Operating expenses	(1,237,100)	(3,263,386)	(760,919)	(894,851)	(127,514)
Plus: share-based compensation expenses	117,607	35,296	25,817	105,428	15,023
Plus: compensation for post combination employment in an acquisition	37,398	—	—	—	—
Plus: allowance of loan receivables	—	287,900	—	—	—
Plus: impairment of long-lived assets	—	506,686	—	—	—
Plus: impairment of goodwill	—	1,364,191	—	—	—
Adjusted operating expenses	(1,082,095)	(1,069,313)	(735,102)	(789,423)	(112,491)
Operating profit (loss)	121,156	(1,970,901)	240,688	432,448	61,625
Plus: depreciation and amortization	1,595,942	1,816,228	1,332,649	1,170,313	166,768
Plus: share-based compensation expenses	118,170	35,296	25,817	105,662	15,057
Plus: compensation for post combination employment in an acquisition	37,398	—	—	—	—
Plus: allowance of loan receivables	—	287,900	—	—	—
Plus: impairment of long-lived assets	—	506,686	—	—	—
Plus: impairment of goodwill	—	1,364,191	—	—	—
Adjusted EBITDA	1,872,666	2,039,400	1,599,154	1,708,423	243,450
Adjusted EBITDA margin	26.5%	27.5%	29.0%	28.4%	28.4%

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

Net Revenues

Our net revenues increased by 9.0% from RMB5,514.5 million for the nine months ended September 30, 2023 to RMB6,012.7 million (US$856.8 million) for the same period in 2024, primarily due to (i) expansion in capacity in service of wholesale IDC business and (ii) increase in utilization rate of wholesale IDC business. The capacity in service of our wholesale IDC business increased by 23.4% from 290MW as of September 30, 2023 to 358MW as of September 30, 2024.

Cost of Revenues

Our cost of revenues increased by 3.8% from RMB4,512.8 million for the nine months ended September 30, 2023 to RMB4,685.4 million (US$667.7 million) for the same period in 2024, primarily due to an increase in our utility and other miscellaneous costs attributable to the delivery of additional capacity.

Gross Profit

As a result of the foregoing, our gross profit increased by 32.5% from RMB1,001.6 million for the nine months ended September 30, 2023 to RMB1,327.3 million (US$189.1 million) for the same period in 2024. Our gross margin increased from 18.2% for the nine months ended September 30, 2023 to 22.1% for the same period in 2024, primarily due to a reduction in depreciation expense due to the change in the estimated useful lives of property and equipment from January 1, 2024.

Operating Expenses

Our operating expenses increased by 17.6% from RMB760.9 million for the nine months ended September 30, 2023 to RMB894.9 million (US$127.5 million) for the same period in 2024. Our operating expenses as a percentage of net revenues increased from 13.8% for the nine months ended September 30, 2023 to 14.9% for the same period in 2024.

Sales and Marketing Expenses

Our sales and marketing expenses remain relatively stable from RMB192.9 million for the nine months ended September 30, 2023 to RMB190.7 million (US$27.2 million) for the same period in 2024, primarily due to a decrease in the staff costs. As a percentage of net revenues, our sales and marketing expenses decreased from 3.5% for the nine months ended September 30, 2023 to 3.2% for the same period in 2024.

Research and Development Expenses

Our research and development expenses decreased by 21.1% from RMB241.5 million for the nine months ended September 30, 2023 to RMB190.5 million (US$27.1 million) for the same period in 2024, primarily due to a decrease in the staff costs. As a percentage of net revenues, our research and development expenses decreased from 4.4% for the nine months ended September 30, 2023 to 3.2% for the same period in 2024.

General and Administrative Expenses

Our general and administrative expenses increased by 18.5% from RMB393.4 million for the nine months ended September 30, 2023 to RMB466.1 million (US$66.4 million) for the same period in 2024, primarily due to an increase in the staff costs. As a percentage of net revenues, our general and administrative expenses increased from 7.1% for the nine months ended September 30, 2023 to 7.8% for the same period in 2024.

Allowance for doubtful debt

Our allowance for doubtful debt increased from RMB7.0 million for the nine months ended September 30, 2023 to RMB63.3 million (US$9.0 million) for the same period in 2024, primarily due to the increase in credit risk for certain customers. As a percentage of net revenues, our allowance for doubtful debt increased from 0.1% for the nine months ended September 30, 2023 to 1.1% for the same period in 2024.

Interest Income

Our interest income decreased by 23.8% from RMB28.6 million for the nine months ended September 30, 2023 to RMB21.8 million (US$3.1 million) for the same period in 2024.

Interest Expense

Our interest expense increased by 38.8% from RMB233.3 million for the nine months ended September 30, 2023 to RMB323.9 million (US$46.1 million) for the same period in 2024, primarily due to the increase in bank and other borrowings.

Other Income

Our other income increased from RMB22.9 million for the nine months ended September 30, 2023 to RMB50.9 million (US$7.2 million) for the same period in 2024. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses increased from RMB14.9 million for the nine months ended September 30, 2023 to RMB17.1 million (US$2.4 million) for the same period in 2024.

Changes in the Fair Value of Financial Liabilities

Changes in the fair value of financial liabilities were RMB2.5 million (US$0.4 million) for the nine months ended September 30, 2024, primarily due to the increase in the fair value of the derivative liability.

Foreign Exchange Loss, Net

We had a foreign exchange loss, net of RMB17.9 million (US$2.6 million) for the nine months ended September 30, 2024.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB151.7 million (US$21.6 million) for the nine months ended September 30, 2024, compared with income tax expenses of RMB63.7 million for the nine months ended September 30, 2023, with the effective tax rate of 38.2%. This is primarily due to the effect of changes in valuation allowance.

Net Income

As a result of the foregoing, we recorded a net income of RMB245.0 million (US$34.9 million) for the nine months ended September 30, 2024, as compared to a net loss of RMB173.9 million for the nine months ended September 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2024, we had total outstanding debts (consisting of borrowings) of RMB8,951.6 million (US$1,275.6 million), all of which were onshore debt obligations. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of September 30, 2024, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB4,336.9 million (US$618.0 million) becoming due by December 31, 2025, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this offering memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may conduct additional financing, including equity offering and debt financing in private or public capital markets and control of operating expenses and capital expenditure where necessary, to meet such needs.

As of September 30, 2024, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,097.8 million (US$298.9 million), of which RMB1,225.0 million (US$174.6 million), RMB755.4 million (US$107.6 million) and RMB117.4 million (US$16.7 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

We have incurred losses since inception. As of September 30, 2024, we had an accumulated deficit of RMB10,835.7 million (US$1,544.1 million) and net current liabilities of RMB1,421.2 million (US$202.5 million). Absent any other action, we will likely require additional liquidity to continue our operations over the next 12 months. With our unused loan facilities with banks and financial institutions, strategy to obtain financing from the issuance of equity shares, bonds and convertible notes, and control of operating expenses and capital expenditure where necessary, we have the ability to manage the liquidity needs to enable continuation of operations for the foreseeable future. The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,		For the Nine Months Ended September 30
	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	2,440,214	2,063,480	1,332,800	1,433,157	204,223
Net cash used in investing activities	(3,559,252)	(3,905,109)	(2,503,174)	(3,014,548)	(429,568)
Net cash generated from (used in) financing activities	2,298,080	3,941,134	1,183,461	(1,412,900)	(201,338)
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	101,979	9,988	21,633	(22,729)	(3,239)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,281,021	2,109,493	34,720	(3,017,020)	(429,922)
Cash and cash equivalents and restricted cash at beginning of the year	1,708,473	2,989,494	2,989,494	5,098,987	726,600
Cash and cash equivalents and restricted cash at end of the year	2,989,494	5,098,987	3,024,214	2,081,967	296,678
Cash and cash equivalents, restricted cash and short-term investments at end of the year	2,989,494	5,455,807	3,024,214	2,097,846	298,941

Operating Activities

Net cash generated from operating activities was RMB1,433.2 million (US$204.2 million) for the nine months ended September 30, 2024, primarily resulting from a net income of RMB245.0 million (US$34.9 million), as adjusted for certain items, such as (i) depreciation and amortization of RMB1,159.5 million (US$165.2 million), (ii) allowance for doubtful debt of RMB63.3 million (US$9.0 million), (iii) share-based compensation expense of RMB105.7 million (US$15.1 million), (iv) the increase in advances from customers of RMB147.7 million (US$21.1 million) and (v) the increase in deferred government grants of RMB132.1 million (US$18.8 million), partially offset by certain item such as gain on extinguishment of 2027 Convertible Notes of RMB246.2 million (US$35.1 million) and the increase in accounts and notes receivable of RMB223.5 million (US$31.8 million).

Net cash generated from operating activities was RMB1,332.8 million for the nine months ended September 30, 2023, primarily resulting from a net loss of RMB173.9 million, as adjusted for certain items, such as (i) depreciation and amortization of RMB1,326.3 million, (ii) foreign exchange loss of RMB168.4 million, (iii) the increase in deferred government grants of RMB100.1 million, (vi) the increase in advances from customers of RMB415.8 million and (v) the increase in accrued expenses and other payables of RMB131.5 million, partially offset by certain item such as the increase in accounts and notes receivable, prepaid expenses and other current assets of RMB673.5 million.

Investing Activities

Net cash used in investing activities was RMB3,014.5 million (US$429.6 million) for the nine months ended September 30, 2024, as compared to net cash used in investing activities of RMB2,503.2 million for the nine months ended September 30, 2023. Net cash used in investing activities for the nine months ended September 30, 2024 is primarily related to our purchase of property and equipment in the amounts of RMB3,430.7 million (US$488.9 million), payment for long-term investments in the amount of RMB52.7 million (US$7.5 million) and payment for other investing activities in the amounts of RMB164.2 million (US$23.4 million), offset by our proceeds from maturity of short-term investments in the amounts of RMB433.1 million (US$61.7 million), and our proceeds from collection of the deposit associated with an acquisition in the amount of RMB200.0 million (US$28.5 million). Net cash used in investing activities was RMB2,503.2 million for the nine months ended September 30, 2023, which is primarily related to our purchase of property and equipment in the amounts of RMB1,950.0 million and payments for long-term investments in the amounts of RMB511.3 million.

Financing Activities

Net cash used in financing activities was RMB1,412.9 million (US$201.3 million) for the nine months ended September 30, 2024, as compared to net cash generated from financing activities amounting to RMB1,183.5 million for the nine months ended September 30, 2023. Net cash used in financing activities for the nine months ended September 30, 2024 is primarily related to repurchase of 2026 Convertible Notes of RMB4,262.3 million (US$607.4 million) and repayments of bank borrowings of RMB714.7 million (US$101.8 million), offset by proceeds from bank borrowings of RMB2,592.7 million (US$369.5 million) and proceeds from other long-term borrowings of RMB1,664.2 million (US$237.2 million).

Net cash generated from financing activities was RMB1,183.5 million for the nine months ended September 30, 2023, which is primarily related to proceeds from bank borrowings of RMB1,205.2 million and proceeds from other long-term borrowings of RMB810.6 million, offset by repurchase of 2025 Convertible Notes of RMB529.2 million and repayments of bank borrowings of RMB207.0 million.

Material Cash Requirements

Our material cash requirements as of September 30, 2024 and any subsequent interim period primarily include our capital expenditures, long-term borrowings, convertible promissory notes, purchase commitments, operating lease obligations and finance lease minimum lease payment.

Our capital expenditures were primarily for building self-built data centers, purchasing bandwidth and cabinet capacity and purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures (i.e. overall outflow of funds for acquiring property and equipment, intangible assets, land use rights, engaging in mergers and acquisitions as well as long-term investments, with an offset by proceeds from deposit of new acquisition), of RMB2,492.0 million and RMB3,346.4 million (US$476.9 million) for the nine months ended September 30, 2023 and 2024, respectively. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

We had unused credit lines in an aggregate amount of RMB1491.0 million (US$212.5 million) as of September 30, 2024 under credit agreements with 15 banks. We have pledged land use rights with the net book value of RMB218.0 million (US$31.1 million), property with the net book value of RMB370.8 million (US$52.8 million), leasehold improvements with the net book value of RMB224.7 million (US$32.0 million), computer and network equipment with the net book value of RMB399.2 million (US$56.9 million) and office equipment with the net book value of RMB RMB1.4 million (US$0.2 million) for our borrowings.

Long-term borrowings (including the current portions) outstanding as of September 30, 2024 bear a weighted-average interest rate of 4.09% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

Our convertible promissory notes as of the date of this annual report consist primarily of the 2027 Convertible Notes issued in January 2022, with an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, which will mature in February 2027.

Our operating lease obligations are primarily related to the lease of office and data center space. Our operating cash payments for operating leases was RMB573.7 million and RMB623.7 million (US$88.9 million) for the nine months ended September 30, 2023 and 2024, respectively.

Our finance lease minimum lease payment is primarily related to finance leases for electronic equipment, optic fibers and property. Our financing cash payments for finance leases amounted to RMB182.4 million and RMB76.9 million (US$11.0 million) for the nine months ended September 30, 2023 and 2024, respectively.

We plan to fund our existing and future material cash requirements with cash from the proceeds from our operations, bank borrowings and other appropriate financing instruments, if available.

We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2024.

CAPITAL EXPENDITURE

We had capital expenditures (i.e. overall outflow of funds for acquiring property and equipment, intangible assets, land use rights, engaging in mergers and acquisitions as well as long-term investments, with an offset by proceeds from deposit of new acquisition) of RMB3,346.4 million (US$476.9 million) in the nine months ended September 30, 2024, representing 55.7% of our net revenue. Our capital expenditures were primarily for building self-built data centers, purchasing bandwidth and cabinet capacity and purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures relating to the purchase of property and equipment of RMB3,430.7 million (US$488.9 million) in the nine months ended September 30, 2024, representing 57.1% of our total net revenues for the same periods. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.